SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                            SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                          (Admendment No. 3 )*

                               MTL Inc.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)


                              624903100
                              (Cusip #)




Cusip No.    624903100    13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co
        I.R.S Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware Partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
      0
   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      0

   8) Shared Dispositve Power
      0

   9) Aggregate Amount Beneficially owned by each reporting person
      0

  10) Check Box if the aggregate amount in row (9) excludes certain Shares

  11) Percent of Class Represented by Amount in Row 9
      0%

  12) Type of Reporting Person
      IA

Cusip No.   624903100          13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
            MTL Inc.

Item 1(b).  Address of Issuer's Principal Executive Office:
            3108 Central Drive
            Plant City, FL 33567

Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co

Item 2(b).  Address of Principal Business Office:
            1100 Fifth Avenue South, Suite 301
            Naples, FL 34102

Item 2(c).  Citizenship:
            Delaware Partnership

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            624903100

Item 3.     If this statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), check whether person filing is a:
            (e) [XX] Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
              0 shares

         (b)  Percent of Class:
              0%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   0 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                   0 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
        Applicable

Item 6. Ownership of more than five percent on behalf of another person:
        Not Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.    624903100          13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification :
       The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       January 27, 1999

       Dalton, Greiner, Hartman, Maher & Co
       By : /s/Michael W. Keeler
       Title : Vice President-Finance